UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Alvotech

(Name of Issuer)

Ordinary Shares, with nominal value of $0.01 per share

(Title of Class of Securities)

L01800108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Oaktree Acquisition Holdings II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,916,667(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,916,667(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,916,667(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.31%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents (i) 6,250,000 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of private placement warrants to acquire ordinary shares on a one-for-one basis (“Warrants”).

(2)

Calculated based on (i) 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022 and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1.	Names of Reporting Persons Oaktree Acquisition Holdings II GP, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,916,667(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,916,667(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,916,667(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.31%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 6,250,000 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.
(2)

Calculated based on (i) 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022 and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1.	Names of Reporting Persons Oaktree Capital Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,596,829 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,596,829 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,596,829 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.37%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 8,930,162 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.
(2)

Calculated based on (i) 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022 and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1.	Names of Reporting Persons Oaktree Capital Management GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,596,829 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,596,829 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,596,829 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.37%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 8,930,162 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.
(2)

Calculated based on (i) 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022 and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1.	Names of Reporting Persons Oaktree Specialty Lending Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,272,083 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,272,083 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,083 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.51%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents 1,272,083 ordinary shares.
(2)	Calculated based on 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022.

1.	Names of Reporting Persons Oaktree Fund Advisors, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,272,083(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,272,083(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,083(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.51%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,272,083 ordinary shares.
(2)	Calculated based on 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022.

1.	Names of Reporting Persons Oaktree Capital II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,272,083(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,272,083(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,083(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.51%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 1,272,083 ordinary shares.
(2)	Calculated based on 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022.

1.	Names of Reporting Persons Oaktree Capital II GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,272,083(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,272,083(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,083(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.51%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,272,083 ordinary shares.
(2)	Calculated based on 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022.

1.	Names of Reporting Persons Atlas OCM Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,868,912(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,868,912(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,868,912(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.87%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 10,202,245 ordinary shares. and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.
(2)

Calculated based on (i) 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022 and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1.	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,868,912(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,868,912(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,868,912(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.87%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 10,202,245 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.
(2)

Calculated based on (i) 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022 and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

1.	Names of Reporting Persons Brookfield Asset Management ULC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,868,912(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,868,912(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,868,912(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.87%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 10,202,245 ordinary shares and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.
(2)

Calculated based on (i) 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022 and (ii) 4,666,667 ordinary shares issuable in connection with the exercise of the Warrants.

Item 1(a).	Name of Issuer:

Alvotech (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9, Rue de Bitbourg, Luxembourg, Luxembourg L-1273

Item 2(a).	Names of Persons Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)   Oaktree Acquisition Holdings II, L.P. (“Acqusition Holdings”)

(ii)   Oaktree Acquisition Holdings II GP, Ltd. (“Acquisition Holdings GP”)

(iii)    Oaktree Capital Management, L.P.(“Capital Management”)

(iv)  Oaktree Capital Management GP, LLC (“Capital Management GP”)

(v)    Oaktree Specialty Lending Corporation (“Specialty Lending”)

(vi)  Oaktree Fund Advisors, LLC (“Fund Advisors”)

(vii)   Oaktree Capital II, L.P. (“Capital II”)

(viii)   Oaktree Capital II GP LLC (“Capital II GP”)

(ix)  Atlas OCM Holdings, LLC (“Atlas”)

(x)    Oaktree Capital Group Holdings GP, LLC (“OCGH LLC”)

(xi)  Brookfield Asset Management, ULC (“Brookfield”)

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.”

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

c/o Oaktree Capital Management, L.P.,

333 South Grand Ave, 28th Floor,

Los Angeles, CA, 90071

c/o Brookfield Asset Management, ULC

Brookfield Place, Suite 100.

181 Bay Street,

PO Box 762,

Toronto, Ontario, Canada M5J 2T3

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, with nominal value of $0.01 per share

Item 2(e).	CUSIP Number:

L01800108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Each of the percentages referenced in this Statement are calculated based on 248,649,505 ordinary shares outstanding as of July 14, 2022, as disclosed in the Issuer’s Form F-1/A filed September 14, 2022, as increased by 4,666,667 ordinary shares issuable upon exercise of the Warrants held by the Reporting Persons (the “Calculation Method”).

The reported securities are held as follows:

•  Acquisition Holdings directly holds 6,250,000 ordinary shares, inclusive of shares subject to certain restrictions and earnout terms and 4,666,667 Warrants, together representing 4.31% of shares outstanding based on the Calculation Method. As the general partner of Acquisition Holdings, Acquisition Holdings GP may be deemed to beneficially own such ordinary shares and warrants.

•  Specialty Lending directly hold 1,272,083 ordinary shares, inclusive of shares subject to certain earnout terms, representing 0.51% of shares outstanding based on the Calculation Method.

•  Certain separately managed accounts managed by Capital Management (“SMAs”) directly hold 2,680,162 ordinary shares, inclusive of shares subject to certain earnout, and Capital Management as the director of Acquisition Holdings GP may also be deemed to beneficially own the 6,250,000 ordinary shares and 4,666,667 Warrants held by Acquisition Holdings. As the general partner of Capital Management, Capital Management GP may be deemed to beneficially own the ordinary shares directly held by the SMAs and by Acquisition Holdings, together representing 5.37% of the shares outstanding based on the Calculation Method.

•  Fund Advisors is the investment advisor to Specialty Lending and may be deemed to beneficially own the 1,272,083 ordinary shares directly held by Specialty Lending, representing 0.51% of the shares outstanding based on the Calculation Method. Capital II, as the managing member of Fund Advisors, and Capital II GP, as the general partner of Capital II, may also be deemed to own such securities.

•  `Atlas is the sole managing member of Capital Management GP and the managing member of Capital II GP and may be deemed to beneficially own the 10,202,245 ordinary shares and 4,666,667 Warrants directly held by Acquisition Holdings, Specialty Lending, and the SMAs, collectively representing 5.87% of the shares outstanding based on the Calculation Method.

•  Brookfield and OCGH LLC each, in its capacity as the indirect owner of Atlas has the ability to appoint and remove certain directors of Atlas and, as such, may indirectly control the decisions of Atlas regarding the vote and disposition of securities directly or indirectly held by Atlas. As such each of Brookfield and OCGH LLC may beneficially own the 10,202,245 ordinary shares and 4,666,667 Warrants beneficially owned by Atlas, representing 5.87% of the shares outstanding based on the Calculation Method.

The filing of this Statement shall not be construed as an admission that the Reporting Person are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, members of a “group” or the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2023

Oaktree Acquisition Holdings II, L.P.

By: Oaktree Acquisition Holdings II GP, Ltd.
Its: General Partner

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Authorized Signatory

Oaktree Acquisition Holdings II GP, Ltd.

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

Oaktree Capital Management, L.P.

By: Oaktree Capital Management GP, LLC
Its: General Partner

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Authorized Signatory

Oaktree Capital Management GP, LLC

By: Atlas OCM Holdings, LLC
Its: Sole Managing Member

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

Oaktree Specialty Lending Corporation

By: Oaktree Fund Advisors, LLC
Its: Investment Advisor

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Authorized Signatory

Oaktree Fund Advisors, LLC

By: Oaktree Capital II, L.P.
Its: Managing Member

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Authorized Signatory

Oaktree Capital II, L.P.

By: Oaktree Capital II GP LLC
Its: General Partner

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Authorized Signatory

Oaktree Capital II GP LLC

By: Atlas OCM Holdings, LLC
Its: Managing Member

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

Atlas OCM Holdings, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Authorized Signatory

Brookfield Asset Management, ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President Legal & Regulatory

EXHIBIT LIST